SPLIT MOUNTATIN PRODUCTIONS INC.
Income Statement
(Unaudited)

	For the Period March 14, 2017 (Inception) to May 31, 2017
Revenues	$ -
Expenses	
Net income	$ -



David H Greene
Chief Operations Officer